March 5, 2010

Jeffrey P. Riedler
Assistant Director
United States Securities and Exchange Commission
100 First Street N.E.
Washington D.C. 20549

Re:	Trinity Biotech Plc Form 20-F for the fiscal year ended December 31, 2008 Filed April 7, 2009 File No. 000-22320

Dear Jeffrey,

In reference to your letter dated February 24, 2010, I confirm that we have now filed the following agreements as exhibits:

1.	Acquisition agreement with Cortex Biochem Inc
2.	Acquisition agreement with Sterilab Services UK

We intend to list these two agreements along with the other agreements mentioned in my letter of February 16, 2010 in the exhibit index in our next Form 20-F.

We acknowledge that:

•	it is the company’s responsibility for the adequacy and accuracy of the disclosure in its filings;
•	Commission staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In the event that you have any queries please contact me at +353 1 2769800.

Yours sincerely,

/s/Kevin Tansley

Kevin Tansley
Chief Financial Officer
Trinity Biotech plc.